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EXHIBIT 3

PRIVATE AND CONFIDENTIAL


April 17, 1998


Amtech Corporation
19111 Dallas Parkway, Suite 300
Dallas, TX  75281-3106

Attention:  David P. Cook

Re:         Acquisition of Transportation Systems Group - Letter of Intent

Ladies and Gentlemen:

This letter sets forth the terms and conditions, in general, under which it is proposed that UNOVA, Inc. or one of its wholly-owned subsidiaries ("UNOVA") would purchase from Amtech Corporation ("Amtech") the "Transportation Systems Group" (as defined in paragraph 1(a) below) (the "Proposed Transaction"). If this proposal is accepted by Amtech, this letter will evidence the intentions of UNOVA and Amtech to proceed diligently to negotiate the terms and conditions of a mutually satisfactory definitive written agreement (the "Definitive Agreement") regarding the Proposed Transaction.

1.   FORM OF PROPOSED TRANSACTION.

     (a) SHARE AND ASSET PURCHASE. UNOVA would purchase (i) all of the outstanding capital stock (the "Shares") of Amtech Systems Corporation ("ASC"), a Delaware corporation; Amtech World Corporation ("AWC"), a Delaware corporation (including its direct subsidiary, Amtech Systems Hong Kong Ltd. ("ASHK"), a Hong Kong limited liability company, and its interest in its indirect affiliate, Autopass Co. Ltd. ("ACL"), a Hong Kong limited liability company, but excluding its direct subsidiary, CardKey


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Sicherssysteme GmbH ("CS"), a German limited liability company); AMGT
Corporation ("AMGT"), a Delaware corporation; and (ii) substantially all of the assets (the "Purchased Assets"), of Amtech International ("AI"), a French corporation (ASC, AWC (including ASHK and ACL but excluding CS), AMGT and the net assets of AI are referred to collectively as the "Transportation Systems Group" or "TSG").

     (b) 338(h)(10) ELECTION. UNOVA and Amtech would agree to make an election under Section 338(h)(10) of the Internal Revenue Code with respect to the purchase of the Shares.

     (c) TRANSFERS PRIOR TO CLOSING. Prior to consummation of the Proposed Transaction (the "Closing"), (i) AWC would transfer CS to Amtech or another subsidiary of Amtech that is not included in TSG or otherwise dispose of CS,
(ii) Amtech would cause any assets, including without limitation intellectual property and business records, that are used or held for use by TSG but which are not held by any member of TSG to be transferred to a member of TSG, and
(iii) at the option of UNOVA, ASC would transfer that certain real property located in Albuquerque, New Mexico (the "Albuquerque Property") to Amtech or one of its subsidiaries that is not within TSG. TSG, following the transfers described in the foregoing sentence, is referred to as "Adjusted TSG." Any taxes or other costs arising in connection with such transfers would be paid solely by Amtech.

2.   CONSIDERATION.

     (a) PURCHASE PRICE. The purchase price (the "Purchase Price") for the Shares and the Purchased Assets would be the amount equal to the sum of the "Base Purchase Price" (as defined in paragraph (b) below) and the "Contingent Purchase Price" (as defined in paragraph (e) below).


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     (b)  BASE PURCHASE PRICE.  The "Base Purchase Price" would be the amount equal to the "Closing Net Book Value" (as defined below) LESS the book value of the "Brazilian Notes" (as defined in paragraph (e) below) PLUS $2,650,000 (the "Premium"); PROVIDED, HOWEVER, that if UNOVA elects to exclude the Albuquerque Property, the Premium would be reduced to $650,000. The "Closing Net Book Value" would mean the net book value of the net assets of Adjusted TSG as of the date of Closing (the "Closing Date"), as reflected on a balance sheet of Adjusted TSG as of the Closing Date (the "Final Closing Balance Sheet"), which would be prepared in accordance with generally accepted accounting principles ("GAAP") applied on a basis consistent with that used in the preparation of the audited consolidated balance sheet of Amtech and its subsidiaries as of December 31, 1997, except that (i) the Final Closing Balance Sheet would not include (1) those portions of Amtech and its consolidated subsidiaries that are not part of Adjusted TSG, and (2) the Brazilian Notes, and (ii) to the extent that the estimate at completion on the FDOT Contract (the "FDOT EAC") shall have deteriorated from its position at January 31, 1998 (the "January FDOT EAC"), such deterioration would be reflected in the reserve for FDOT (in accordance with GAAP) on the Final Closing Balance Sheet, but to the extent that the FDOT EAC shall have improved from the January FDOT EAC, such improvement would not be reflected.

     (c) PAYMENT OF BASE PURCHASE PRICE. At Closing, UNOVA would (i) pay to Amtech in cash the amount equal to the parties' best estimate of the Base Purchase Price (the "Estimated Base Purchase Price") LESS the sum of $10,000,000 and the "Escrow Amount" (as defined in clause (ii) of this sentence), (ii) pay into the "Escrow" (as defined in paragraph (d) below) $2,000,000 (the "Escrow Amount"), and (iii) transfer and assign to


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Amtech 2,211,900 shares of common stock of Amtech (the "UNOVA Shares");
PROVIDED, HOWEVER, that at the option of UNOVA, UNOVA may instead (x) pay to Amtech in cash the Estimated Base Purchase Price LESS the Escrow Amount, and
(y) pay into the Escrow the Escrow Amount (the option described in this proviso is referred to as the "All Cash Option"). In the event that UNOVA elects the All Cash Option, (1) UNOVA's rights arising under that certain agreement (the "Equity Agreement"), dated October 31, 1997, between UNOVA and Amtech, pursuant to which UNOVA purchased the UNOVA Shares, would remain intact, and (2) Amtech would have the option to purchase the UNOVA Shares at the closing market price on the Closing Date. If UNOVA does not elect the All Cash Option, or if it does elect the All Cash Option and Amtech elects to purchase the UNOVA Shares, Michael E. Keane, UNOVA's designee to the Board of Directors of Amtech (the "Amtech Board"), would resign from the Amtech Board. Any difference between the Estimated Base Purchase Price and the Base Purchase Price as finally determined (the "Adjustment"), together with applicable interest, would be paid by UNOVA to Amtech or refunded by Amtech to UNOVA in cash within three business days following the final determination of the Base Purchase Price. Prior to execution of the Definitive Agreement, UNOVA and Amtech will reevaluate the appropriateness of the Escrow Amount.

     (d) ESCROW. The Escrow Amount would be placed into an interest-bearing escrow account (the "Escrow") to be used as a source (but not the sole source) of indemnification of UNOVA under the Definitive Agreement. Interest earned on the funds in the Escrow would be paid to Amtech periodically. On the first anniversary of the Closing Date, the balance in the Escrow would be reduced to $1,000,000 plus the amount of any


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indemnification claims that are then pending, and any balance in the Escrow in excess of such amount would be released to Amtech. On the second anniversary of the Closing Date (the "Escrow Termination Date"), any unclaimed funds in the Escrow would be released to Amtech, as follows. If no indemnification claims are pending on the Escrow Termination Date, the entire balance in the Escrow would be released to Amtech, and the Escrow would then terminate. If any indemnification claims are pending on the Escrow Termination Date, (i) those funds reasonably estimated to satisfy such claims (the "Claimed Amount") would remain in the Escrow, and the Escrow would continue until the resolution of all such claims, and (ii) all funds in excess of the Claimed Amount would be released to Amtech.

     (e) CONTINGENT PURCHASE PRICE. As and when payments of principal and interest are made to AWC under those certain promissory notes (the "Brazilian Notes") due from the relevant customer in Brazil, UNOVA would cause such amounts to be promptly paid to Amtech. The amount of such payments, if, when and to the extent received by AWC, is referred to as the "Contingent Purchase Price." In the event that payments under the Brazilian Notes are not being made to AWC, at the option of Amtech, AWC would assign the Brazilian Notes to Amtech.

     (f) ASSUMPTION OF LIABILITIES. In addition to the payment of the Purchase Price, UNOVA would assume specified liabilities of AI, including without limitation balance sheet liabilities and obligations under executory contracts.

3. ACCOUNTS RECEIVABLE GUARANTEE. Amtech would agree to purchase any billed accounts receivable of Adjusted TSG that are legally due under the relevant contract, which are included in the Final Closing Balance Sheet and which remain uncollected 180 days following the Closing Date, but only to the extent that the aggregate amount of such


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uncollected accounts receivable exceeds the reserve provided therefor on the
Final Closing Balance Sheet, for the face amount of such receivables (without giving effect to any write-down of such receivables following the Closing
Date) plus interest on such amount from the Closing Date to the date of payment.

4.   EMPLOYEE MATTERS.

     (a) EMPLOYMENT ARRANGEMENTS. It would be a condition of UNOVA's obligation to proceed with the Proposed Transaction that acceptable employment arrangements shall have been made with certain key members of the management of Adjusted TSG, including Jeremy A. Landt, John E. Wilson and other employees to be identified by UNOVA.

     (b) CERTAIN EMPLOYEE BENEFITS. Amtech would cause the employees of Adjusted TSG to become vested in their account balances in the Amtech 401-K plan, to the extent permissible by law and under the terms of such plan, and UNOVA would permit the employees of Adjusted TSG to roll over such account balances into the UNOVA Financial Security and Savings Program (the "FSSP") as soon as practicable following the Closing Date. UNOVA would credit such employees with years of continuous service with Adjusted TSG for purposes of eligibility and vesting under the FSSP and any other employee benefit plans that UNOVA would offer to the employees of Adjusted TSG.

5.   REAL PROPERTY MATTERS.

     (a) DALLAS REAL PROPERTY. UNOVA would assume (or would cause a member of Adjusted TSG to assume) as of the Closing Date that certain lease of the real property located in Dallas, Texas, in which a portion of TSG currently operates (the "Dallas Property"); PROVIDED that there is no increase in the lease rate under the terms of such lease.


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UNOVA or the relevant member of Adjusted TSG would sublease to Amtech for $1 per month the portion of the Dallas Property that is currently occupied by Amtech and its subsidiaries (other than TSG) for a period of up to 90 days following the Closing Date.

     (b) ALBUQUERQUE PROPERTY. In the event that UNOVA elects to exclude the Albuquerque Property from the transaction, on the Closing Date, UNOVA would enter into a lease (the "Albuquerque Lease") of such property on a triple-net basis at current market rates. The Albuquerque Lease would have an initial term of ten years with the option to renew the lease for two additional five-year periods.

     (c) ENVIRONMENTAL MATTERS. As part of its due diligence, UNOVA would engage a nationally recognized environmental consulting firm to conduct a Phase I assessment (and further assessments or testing if warranted based on the results of the Phase I assessment) of the environmental condition of the real properties of Adjusted TSG.

6. REMARKETER AGREEMENT. Following the Closing Date, UNOVA and Amtech would use reasonable efforts to negotiate an agreement under which (i) Amtech, in respect of its Electronic Security Group ("ESG"), would become a remarketer for certain products of UNOVA and TSG, and (ii) UNOVA, in respect of TSG, would become a remarketer for certain products of ESG.

7. AMTECH NAME. Amtech would consent to the use by UNOVA (if it is a subsidiary of UNOVA, Inc.) of the name "Amtech Corporation." On the Closing Date or as soon as practicable thereafter, Amtech would change its name and would cause each of its subsidiaries or affiliates whose name includes "Amtech" to change its name to a name that does not include "Amtech."


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8.   INDEMNIFICATION.  In addition to indemnification provisions that are customary in transactions of this type, Amtech would agree to indemnify UNOVA for (i) any debts, liabilities or obligations of AMGT that are not provided for on the Final Closing Balance Sheet, and (ii) the costs incurred by UNOVA (a) in resolving certain problems identified by the Kansas Turnpike and Georgia 400 customers, and (b) in connection with the Thailand contract, in each case in excess of the reserve provided therefor on the Final Closing Balance Sheet.

9. IMMUNITY FROM INFRINGEMENT. UNOVA would covenant that neither itself nor any of its subsidiaries (including any member of Adjusted TSG following the Closing) would sue Amtech for infringement of any of the patents and patent applications or patent disclosures (when issued) presently owned by or assigned to TSG or UNOVA, to the extent that such infringement is caused by the manufacture, use and sale of existing products of Amtech or its subsidiaries (other than Adjusted TSG).

10. NONCOMPETITION. Amtech would agree not to compete in the business of Adjusted TSG for a period of five years following the Closing Date.

11. PERFORMANCE BONDS. UNOVA would use its reasonable efforts to substitute its credit for the credit of Amtech under any performance bonds securing the obligations of any member of Adjusted TSG under any of its executory contracts. Pending such substitution, UNOVA would indemnify Amtech for any liability incurred by Amtech under such bonds.

12. COLLECTION OF BRAZILIAN NOTES. UNOVA would agree to use its reasonable efforts to collect the Brazilian Notes.

13. CONDITIONS OF PROPOSED TRANSACTION. The Proposed Transaction outlined in this letter would be subject to satisfaction of the following conditions precedent:


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     (a)  DEFINITIVE AGREEMENT.  The negotiation, preparation and execution of the Definitive Agreement among UNOVA and Amtech (the initial draft of which would be prepared by counsel for UNOVA), which would contain customary representations, warranties, covenants and indemnities, which in each case would survive Closing for a period to be determined.

     (b) DUE DILIGENCE REVIEW. UNOVA shall have satisfactorily completed its due diligence review of Adjusted TSG and its properties, assets, liabilities and personnel, and the results of the environmental assessment referred to in paragraph 5(c) shall be satisfactory to UNOVA.

     (c) REGULATORY APPROVALS. The parties shall have received all necessary approvals of third parties, including without limitation governmental authorities, necessary to permit the consummation of the Proposed Transaction, all necessary filings pursuant to applicable merger control and competition legislation and rules shall have been made by the parties, and the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, and each party shall have received the opinion of counsel for the other relating to such matters as they may reasonably request.

     (d) BOARD AND SHAREHOLDER APPROVALS. All necessary corporate approvals of the Proposed Transaction shall have been obtained, including without limitation the approval of the Board of Directors of UNOVA and the Amtech Board.

     (e) ABSENCE OF LITIGATION. No action, suit or proceeding shall be pending or threatened which seeks to prohibit or restrain the Proposed Transaction.

14. CLOSING DATE. The parties would use all reasonable efforts to close the transaction on or before May 29, 1998.


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15.  DUE DILIGENCE; EXCLUSIVITY.  The parties shall proceed diligently and in good faith to negotiate the terms and conditions of the Definitive Agreement during the period (the "Exclusivity Period") from execution of this letter of intent by both parties until the later of (a) May 29, 1998, or (b) such later date as the parties shall mutually agree in writing. During the Exclusivity Period, (i) UNOVA shall have full and complete access, during normal business hours and upon reasonable notice, to the premises, books, records and personnel of Amtech and its subsidiaries relevant to TSG for the purpose of conducting UNOVA's due diligence review, and Amtech shall use its reasonable efforts to cause the officers of Amtech and its subsidiaries to furnish such additional financial and operating data and to respond to such inquiries of UNOVA, as UNOVA may reasonably request, and (ii) neither Amtech nor its agents, representatives or any other person acting on its behalf shall, directly or indirectly, initiate contact with, solicit or encourage any inquiries, proposals or offers by, participate in any discussions or negotiations with, or disclose any information concerning TSG, or otherwise assist, facilitate or encourage, any person (other than UNOVA) in connection with any possible proposal regarding a sale of substantially all of the assets or the capital stock of TSG or any similar transaction.

16. CONDUCT OF TSG'S BUSINESS DURING THE EXCLUSIVITY PERIOD. Except as otherwise contemplated by this paragraph 16, Amtech shall (and shall cause its subsidiaries to) conduct the business of TSG solely in the ordinary course. Promptly following the execution and delivery of this letter of intent, UNOVA will identify (i) an individual (the "UNOVA Representative") with whom Amtech and the management of TSG may consult on important matters pertaining to TSG's business, and (ii) an individual (the "UNOVA R&D Representative") who will direct the activities of TSG in the development of the "RFID


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Technology" (as defined in the Equity Agreement).  During the Exclusivity
Period, (a) Amtech will not (and will not permit any member of TSG to) enter into any individual contract in excess of $500,000 or having a term in excess of one year or make any capital expenditure or capital investment in excess of $200,000 (other than contracts, expenditures or investments made pursuant to existing bids, proposals or purchase orders), in each case without the prior written consent of the UNOVA Representative, and (b) Amtech shall (and shall cause the members of TSG to) comply with all reasonable directives of the UNOVA R&D Representative. In the event that the Proposed Transaction does not occur, neither party shall be liable to the other for any damages arising as a result of actions or omissions of TSG during the Exclusivity Period, whether at the request of the UNOVA Representative, the direction of the UNOVA R&D Representative or otherwise.

17. BREAK-UP FEES. UNOVA may terminate this Agreement at any time by giving written notice to Amtech; PROVIDED, HOWEVER, that in such event, UNOVA will pay to Amtech a fee of $300,000 UNLESS the reason for such termination by UNOVA is (i) due to a material fact or circumstance concerning TSG that was not known to UNOVA on the date of this Agreement, or (ii) due to the failure of one or more of the conditions precedent outlined in this letter, which failure was not within the control of UNOVA. Amtech may terminate this Agreement at any time by giving written notice to UNOVA; PROVIDED, HOWEVER, that in such event, Amtech will pay to UNOVA a fee of $300,000 UNLESS the reason for such termination by Amtech is due to the failure of one or more of the conditions precedent outlined in this letter, which failure was not within the control of Amtech.

18. CONFIDENTIALITY. The parties acknowledge that Amtech and Western Atlas Inc. ("Western"), the predecessor of UNOVA, have entered into a confidentiality agreement,


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dated October 7, 1997 (the "Confidentiality Agreement"), and UNOVA confirms that UNOVA will comply with Western's obligations thereunder, and any information obtained by UNOVA during the course of its due diligence shall be subject to the terms of such Confidentiality Agreement.

19. PUBLIC STATEMENTS. Promptly following the execution and delivery of this letter of intent by both parties, the parties shall issue a joint press release or individual press releases regarding the execution and delivery of this letter of intent; PROVIDED, HOWEVER, that all such releases shall be approved in advance by both parties. Neither party hereto shall, without the prior written consent of the other, disclose or publicize any of the terms or conditions of the Proposed Transaction, other than to their respective counsel, public accountants, financial advisors, or key personnel who are participating in the evaluation or negotiation of the Proposed Transaction, except to the extent required by law or any stock exchange or inter-dealer quotation system on which the securities of a party are traded (a "Legally Required Public Statement").
In the event of any Legally Required Public Statement, the party required to make such statement shall, to the extent practicable, afford the other party advance written notice and reasonable approval rights with respect to the Legally Required Public Statement. The requirements of this paragraph 19 shall be in addition to those in the Confidentiality Agreement.

20. BROKERS' OR FINDERS' FEES. The parties represent and warrant to each other that no broker or finder has or shall be utilized in connection with the Proposed Transaction, that to the best of their respective knowledge, no broker or finder is or shall be entitled to any fee, commission or similar compensation for effecting or assisting in the consummation of the


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proposed transaction, and that each is not aware of any claim or the basis of any claim by a third party for a broker's or finder's fee, commission or compensation.

21. COSTS AND EXPENSES. Except as otherwise provided herein, UNOVA and Amtech shall each bear and be solely responsible for its respective costs and expenses incurred in connection with the Proposed Transaction.

22. DISPUTE RESOLUTION. All disputes arising in connection with this letter of intent or the Definitive Agreement shall be finally settled by binding arbitration under the Commercial Rules of the American Arbitration Association, with any such arbitration being conducted in Los Angeles, California.

23. NONBINDING AGREEMENT;. Except for the obligations established in paragraphs 15, 16, 17, 18, 19, 20, 21, 22 and 23 hereof, which are binding on the parties (the "Binding Provisions"), this letter constitutes a non-binding letter of intent and is not a contract, agreement or a valid and enforceable offer, express or implied, binding on either of the parties with respect to the Proposed Transaction. If either party breaches any of the Binding Provisions, the other party shall be entitled to enforce its rights either by suit in equity and/or by action at law, including without limitation an action for damages as a result of any such breach and/or an action for specific performance of those provisions. Amtech represents and warrants to UNOVA the Amtech Board has informally approved the execution and delivery of this letter of intent.

24. EXPIRATION OF OFFER. If the proposal outlined in this letter is an acceptable basis for the negotiation, preparation and execution of a Definitive Agreement setting forth the Proposed Transaction described in this letter, please sign a copy of this letter in the space provided below, and return the same to me. If this letter of intent has not been fully


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executed and delivered by both parties on or before 5:00 p.m. (Pacific time)
on April 9, 1998, the proposal contained herein shall expire.


Sincerely,

UNOVA, INC.


/s/ THEODORE S. EAGLE
--------------------------------
Theodore S. Eagle
Director - Corporate Development


Accepted and agreed to this 8th day of April, 1998:

AMTECH CORPORATION


By:  /s/ RONALD A. WOESSNER
    -------------------------------
Title:         V. P.
       ----------------------------


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